SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EBITDA of R$458 million in 1Q09

Crackers operating at 95% utilization rate in March 09

São Paulo, Brazil, May 6, 2009 - BRASKEM S.A. (BOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest resin producer in the Americas, announces today its results for the first quarter of 2009 (1Q09).

This release is based on consolidated information that includes the proportional consolidation (in accordance with CVM Instruction 247) of the interest in Cetrel S.A. - Empresa de Proteção Ambiental as well as the adjustments arising from the amendments to Brazilian Corporation Law introduced by Federal Law 11,638/07. For better comparability, all figures for the fourth quarter of 2008 no longer reflect the adjustments for the entire year arising from the amendments to Brazilian Corporation Law introduced by this law. The quarterly information was reviewed by independent external auditors.

On March 31, 2009, the Brazilian real/U.S. dollar exchange rate was R$2.3152/US$ 1.00.

According to Braskem CEO Bernardo Gradin:

“The first quarter of 2009 was highly challenging, with a destocking trend in Brazil’s plastics production chain through February and the downward adjustment in resins prices following international prices. Nevertheless, the export market presented opportunities for a gradual recovery in industrial activity, and by March, Braskem was already operating at full capacity. In this scenario, with the exchange rate stable and domestic prices falling, Braskem generated EBITDA1 of R$458 million, with EBITDA margin slightly lower than in the previous quarter and net income of R$10 million. Inventory costs and volume were normalized, a new productivity program was implemented and investments were adjusted to cash generation. The Company is pursuing financial health and discipline focusing on customer satisfaction and sustainable profitability. The negotiation of the naphtha contract leaves room to important new synergies agenda with Petrobras. And new gas based ethylene capacity should shift naphtha-based producers improving aromatics margins.”

1. HIGHLIGHTS:

1.1 Production capacity returns to historical levels in March 2009:
With the recovery in demand, especially in the export market, Braskem gradually increased its capacity utilization during 1Q09, with production returning to full capacity and historical levels in March. In December 2008, Braskem had reduced the capacity utilization rates of its plants in the Basic Petrochemicals Unit to 55%, seeking to normalize the higher inventory levels caused by the temporary reduction in international demand and by the destocking trend in Brazil’s petrochemical and plastics production chain.

1.2 Inventories normalized by higher exports:
In 1Q09, domestic demand for thermoplastic resins remained stable in relation to 4Q08, even though retail sales were up, and continued to be affected by the slow resumption of industrial activity, following the sudden contraction in demand and the economic slowdown observed in 4Q08. On the other hand, Braskem’s resin export volume in 1Q09 increased to 252,000 tons, mainly to China, representing growth of 106% over the same quarter in 2008 and of 116% against the previous quarter. Strong demand in the export market enabled Braskem to return to full production capacity already in March optimizing the use of its assets.

_______________________________
1 EBITDA may be defined as earnings before the net financial result, income and social contribution taxes, depreciation, amortization and non-operating income. EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with Brazilian Corporation Law or U.S. Generally Accepted Accounting Principles (US GAAP), and may be defined and calculated differently by other companies.

For more information please access our website www.braskem.com.br/ir or get in touch with the IR team:

Luciana Ferreira	Cintia Watai	Marina Dalben
IR Director	IR Specialist	IR Analyst
Phone: (55 11) 3576 9178	Phone: (5511) 3576 9615	Phone: (5511) 3576 9716
luciana.ferreira@braskem.com.br	cintia.watai@braskem.com.br	marina.dalben@braskem.com.br

1.3 Net Revenue of R$3.2 billion:
Supported by the strong recovery in sales in March, net revenue in 1Q09 was R$3.2 billion. This 24% reduction in net revenue versus 4Q08 basically reflects the adjustment in domestic resin prices in relation to international resin prices, with production returning to full capacity.

1.4 EBITDA of R$458 million in 1Q09, with EBITDA margin of 14.5%:
Braskem recorded EBITDA of R$458 million in 1Q09, with EBITDA margin (EBITDA/net revenue) of 14.5%, an expansion of 0.8 p.p. over the previous quarter. The higher margin was mainly due to the recognition of R$97 million revenue following the favorable ruling on the lawsuit that questioned the changes in PIS and COFINS taxes introduced by Law 9,718/98. On the other hand, there was a R$78 million impact from inventory costs above production costs in addition to the 20% drop in domestic resin prices.

1.5 R$600 million funding operation:
To preserve cash liquidity in the current economic scenario of tight credit, in March 2009, Braskem raised, at competitive conditions, R$600 million from Caixa Econômica Federal. The loan has a term of 4 years and a 1-year grace period for repayment of the principal. The cost of the loan is 117.5% of the CDI overnight rate, with quarterly interest payments until the end of the grace period and monthly interest payments after the 13th month. This loan may be prepaid at any time with no additional costs for Braskem.

1.6 Cornerstone laid for Green Resin project:
On April 22, 2009, Braskem laid the cornerstone for its green ethylene plant (under the Green PE project) installed at the Triunfo Petrochemical Complex. On December 17, 2008, the Board of Directors approved the project, authorizing investment of R$488 million to build the plant. In January 2009, the Company received the environmental license from FEPAM, the environmental protection agency of Rio Grande do Sul state, and had already begun to gather the infrastructure required to build the unit. Braskem will be the first company in the world to produce a polyethylene certified as made from 100% renewable raw materials, and the construction project should generate 1,500 jobs and be concluded by the end of 2010.

1.7 Merger of Petroquímica Triunfo:
On April 14, 2009, the Board of Directors approved the proposal for the merger by Braskem of Petroquímica Triunfo. The operation was approved by the Extraordinary Meeting of Braskem Shareholders held on April 30, 2009, as well as by the Extraordinary Meeting of Triunfo Shareholders held on May 5, 2009, when the company was effectively merged by Braskem. This step concluded the process to restructure the Triunfo Petrochemical Complex, which aims to strengthen the national petrochemical complex and increase competitiveness in Brazil’s petrochemical and plastics chain.

1.8 Renewal of the naphtha supply agreement with Petrobras:
On May 5, 2009, Braskem’s Board of Directors approved the new naphtha supply agreement with Petrobras. The new agreement is subject to a non-disclosure clause specifically prohibiting disclosure of the price formula. Renewable for another 5, represents an important step forward in terms of reducing raw material price volatility. The agreement includes a clause regarding naphtha paraffinicity and contaminants quality and a price formula that defines equal discounts and premiums to the naphtha ARA (Amsterdam-Rotterdam-Antwerp). The agreement came into effect in March 2009.

1.9 Conservative policy for derivative instruments:
With the objective of protecting its cash flow and reducing volatility in the financing of its operational working capital and investment programs, Braskem adopts market and credit risk management procedures that are aligned with its Financial Management Policy and Risk Management Policy, which were approved by the Board of Directors. In this context, Braskem holds no target forward operations or operations involving other similar derivatives. With practically 100% of revenue directly or indirectly pegged to the variation in the U.S. dollar and a large portion of its costs pegged to the same currency as well, the Company believes that maintaining a significant portion of its debt also in U.S. dollar creates a “natural hedge”. This position is based on the principle that the Company’s debt should always be denominated in the same currency as its cash flow. To protect cash flow in the short term, Braskem seeks to match the maturities of its dollar-denominated liabilities with its dollar-denominated revenue plus its cash investments in the same currency.

At the close of March 2009, the Company held two derivative transactions for hedging purposes with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities protected. Therefore, in any given scenario, negative or positive adjustments in derivative positions will be offset by positive or negative adjustments in the protected assets and liabilities.

The table below shows the key figures for the periods:

Key Indicators	Unit	1Q09 (A)	4Q08 (B)	1Q08 (C)	Change % (A/B)	Change % (A/C)

Net Revenue	R$ million	3,155	4,132	4,401	(24)	(28)
EBITDA	R$ million	458	565	601	(19)	(24)
EBITDA Margin	%	14.5%	13.7%	13.7%	0.8 p.p.	0.9 p.p.
Net Profit / Loss	R$ million	10	(2,140)	80	-	(88)

2. OPERATING PERFORMANCE:

2.1 Quarterly performance of the Polymers Unit

Braskem estimates that demand2 for thermoplastic resins in the Brazilian market in 1Q09 remained stable in relation to 4Q08 and declined by approximately 13% in relation to 1Q08. These results were primarily impacted by the contraction in the global economy in 4Q08, the effects of which were felt in the Brazilian market until February 2009.

Braskem’s domestic PE and PP sales declined by 12 and 9%, respectively, against 1Q08. This reduction was driven by: (i) the sudden drop in demand and the economic slowdown observed since the start of 4Q08, which were aggravated by the atypical destocking trend in the plastics chain that lasted until February 2009; (ii) the continued high import volumes; and (iii) Braskem’s decision to prioritize profitability over volumes.

On the other hand, when compared to 4Q08, PE sales increased by 4% while PP sales were 4% lower. The PP negative performance derives from its stronger correlation with durable goods and agribusiness performance, which were down up to February 2009. PE sales were impacted by the better performance of the non-durable goods segment in the period. In March 2009, supported by the slow recovery in industrial production in Brazil, the market began to normalize, with certain segments starting to rebuild inventories.

PVC domestic sales contracted by 33% in relation to both 1Q08 and 4Q08. This result reflects the destocking trend in the PVC chain in 1Q09, especially in the tubes and fittings segment, and the scheduled stoppage at the Alagoas unit in late March. Meanwhile, import volumes remained at high levels, with market share expanding to 35%, with imports coming mainly from Latin American countries and influenced by the lower demand in the international market, especially from the United States and Europe. This scenario led the company’s market share to 43% in the quarter, down 7 p.p. in relation to the previous quarter.

Braskem’s resin exports in the quarter totaled 252,000 tons, growing by more than 100% in relation to the previous quarter and by 106% versus 1Q08. This atypical performance reflects the effort to normalize inventories through opportunities in the international market, which showed signs of recovery in terms of demand and prices, notably in Asia.

As a result of these developments in the Brazilian and international markets, total resins sales increased by 18% over the previous quarter and by 8% in relation to 1Q08. Resin production volume in the quarter was 610,000 tons, growing by 2% on the previous quarter and contracting by 13% versus 1Q08. With this equation of an 18% increase in sales and a 2% increase in production, we effectively concluded our inventory-adjustment process.

The trajectory of the capacity utilization rates for the main products of Braskem consolidated is shown below:

_________________________
2 The measurement of demand was based on the Company’s internal estimates, since Abiquim did not publish 1Q09 data for resin purchases in the market.

Performance (tons)	1Q09	4Q08	1Q08	Change%	Change%
Termoplastic Resins	(A)	(B)	(C)	(A)/ (B)	(A)/ (C)

Sales - Domestic Market
. PE´s	212,986	204,195	241,893	4	(12)
. PP	135,002	140,038	148,452	(4)	(9)
. PVC	76,997	114,247	115,780	(33)	(33)
. Total Resins	424,986	458,480	506,125	(7)	(16)

Sales - Export Market
. PE´s	158,399	85,335	94,247	86	68
. PP	67,924	29,471	22,684	130	199
. PVC	25,813	2,150	5,642	1101	358
. Total Resins	252,135	116,956	122,573	116	106

Total Sales
. PE´s	371,385	289,530	336,140	28	10
. PP	202,926	169,508	171,137	20	19
. PVC	102,810	116,397	121,422	(12)	(15)
. Total Resins	677,120	575,436	628,698	18	8

Production
. PE´s	332,920	294,202	397,486	13	(16)
. PP	178,877	181,511	175,991	(1)	2
. PVC	99,103	122,984	130,023	(19)	(24)
. Total Resins	610,900	598,697	703,500	2	(13)

2.2 - Basic Petrochemicals Performance

Over the course of 1Q09, Braskem gradually increased the capacity utilization rates of its industrial units, which had been reduced in late 2008. The decision to increase utilization rates to previous levels primarily reflects the firming of demand, especially in the export market (notably Asia). As a result, the average capacity utilization rate of the ethylene cracker in 1Q09 was 73%, in line with the rate in 4Q08. In March, the capacity utilization rate already stood at 95%.

In 1Q09, ethylene and propylene sales totaled 176,000 tons, increased 5% against the previous quarter. On the other hand, BTX sales recorded a 13% increase in 1Q09, driven mainly by higher benzene demand from domestic clients, which resumed their production or increased their production capacity.

Performance (tons)	1Q09	4Q08	1Q08	Change%	Change%
Basic Petrochemicals	(A)	(B)	(C)	(A)/ (B)	(A)/ (C)

Sales - Domestic Market
. Ethylene	80,388	88,161	106,395	(9)	(24)
. Propylene	78,764	57,241	96,757	38	(19)
. BTX*	104,786	68,163	83,951	54	25

Sales - Export Market
. Ethylene	-	-	-	-	-
. Propylene	16,895	21,632	-	(22)	-
. BTX*	107,050	119,568	113,127	(10)	(5)

Total Sales
. Ethylene	80,388	88,161	106,395	(9)	(24)
. Propylene	95,659	78,873	96,757	21	(1)
. BTX*	211,836	187,731	197,078	13	7

Production
. Ethylene	454,369	463,465	586,278	(2)	(22)
. Propylene	216,137	211,636	288,473	2	(25)
. BTX*	203,773	198,047	228,966	3	(11)

*BTX - Benzene, Toluene, Ortoxylene and Paraxylene

3. FINANCIAL PERFORMANCE:

3.1 Net Revenue

Braskem consolidated net revenue in 1Q09 was R$1.4 billion, declining by 25% in relation to the previous quarter. Excluding in both periods the effects from condensate processing at our Southern Petrochemical Complex, net revenue declined by 29%. In Brazilian real, excluding the effects from condensate processing, net revenue declined by 28%.

The decline in net revenue was due to: (i) the 20% drop in domestic resin prices; (ii) the expansion in exports, since prices in U.S. dollar were below the level of domestic prices; and (iii) the sharp drop in aromatics prices, notably butadiene and benzene. Note that these last two products alone recorded net revenue R$280 million lower than in the previous quarter and R$258 million lower than in 1Q08.

Export revenue in the quarter was US$335 million (25% of net revenue), 20% lower than revenues of US$420 million in 4Q08 (23% of net revenue).

The variations in overall net revenue in relation to the previous quarter are shown below:

Compared with 1Q08, net revenue in U.S. dollar in the quarter contracted by 46%, mainly due to the combined effects from the drop in international prices and from the sales mix, with a temporary increase in the share of exports.

On this same comparison basis, export revenue in 1Q09 accounted for 25% of net revenue, compared with 20% in 1Q08. Sales to South America, North America and Europe accounted for 78% of exports in 1Q09, supported by Braskem’s intensified efforts at its commercial offices in these regions. However, it is important to note the level of sales to Central America and Asia, which represented 20% of Braskem’s exports in 1Q09, up 9 p.p. over the previous quarter.

The variations in total net revenue in relation to the same quarter last year are shown below:

In 1Q09, thermoplastic resin sales accounted for 60% of net revenue.

3.2 Cost of Goods Sold (COGS)

In 1Q09, Braskem’s cost of goods sold (COGS) was R$2.8 billion, decreasing by 19% in relation to 4Q08. Excluding costs related to condensate processing in both periods, COGS decreased by 23%. The lower COGS is directly linked to the reduction in resin production costs derived from the new level of naphtha prices, especially in 4Q08, when the average ARA price reached its lowest level of the last four years, of US$364/t. This reduction provided a favorable impact of R$846 million between the two quarters. On the other hand, there was a R$78 million impact related to the fact that inventory costs were higher than production costs.

In relation to 1Q08, COGS fell by 26%, or by 30% after excluding the effects from condensate processing, with this reduction also reflecting the decline in naphtha prices over the past few months.

The average price of Amsterdam-Rotterdam-Antwerp (ARA) naphtha in 1Q09 was US$381/t, up 4.7% on the US$364/t in 4Q08 and down 54.8% from the US$842/t in 1Q08.

In 1Q09, Braskem purchased 1,445 kt of naphtha, of which 1,069 kt (74%) were acquired from Petrobras, the Company’s main raw material supplier. The remaining 375 kt (26%) were directly imported by the company, mainly from North Africa and Argentina. The lower volume of naphtha purchases in the quarter reflects the reduction in production capacity at crackers from late 4Q08 through mid-February of this year.

3.3 Selling, General and Administrative Expenses

In 1Q09, selling, general and administrative expenses (SG&A) were R$231 million, down R$29 million in relation to 1Q08. In relation to 4Q08, SG&A declined R$78 million, or25% , in line with the company’s strategy of maintaining its fixed costs and expenses within acceptable parameters that assure its global competitiveness.

Selling expenses in 1Q09 were R$121 million, R$28 million higher than in 1Q08, mainly reflecting the higher exports in the period, which led to an increase in variable selling expenses. Despite the growth in exports, selling expenses declined by R$26 million in relation to the previous quarter, due to the Company’s efforts to reduce fixed costs as well as to the following events in 4Q08: (i) the higher provision for doubtful accounts; and (ii) the higher expenses with storage and logistics related to the transfer of products between distribution centers.

In 1Q09, general and administrative expenses were R$110 million, down R$57 million from 1Q08 and R$52 million from 4Q08, mainly reflecting: (i) the efforts to cut fixed costs; and (ii) the reversal in the quarter of the provision for the profit sharing program for fiscal year 2008 in the amount of R$25 million.

3.4 EBITDA

Braskem consolidated EBITDA in 1Q09 was R$458 million, 19% lower than in 4Q08. The main determinant of EBITDA was the combination of lower prices in U.S. dollar for resins and basic petrochemicals and the lower margins resulting from the increase in exports, which was positively offset by the lower naphtha costs. Note that EBITDA margin continued to be impacted by the high inventory volumes and costs at the close of 2008. EBITDA margin in 1Q09 was 14.5%, compared with EBITDA margin of 13.7% in 4Q08. Excluding the effects of the R$97 million adjustment related to the favorable decisions for the PIS and COFINS lawsuits mentioned earlier, EBITDA margin stood at 11.5% in 1Q09. In U.S. dollar, EBITDA in the quarter was US$198 million, 20% lower than in 4Q08.

In relation to 1Q08, EBITDA in Brazilian real contracted by 24%. Excluding the effects from the favorable decision for the PIS and COFINS lawsuit, this contraction was 40%, due to the reasons described above. The contraction in U.S. dollar terms was sharper due to the devaluation in the Brazilian real between the two periods of 33%.

EBITDA in 1Q09 was one of the lowest levels ever registered by Braskem. However, it is important to bear in mind that this level reflects the poor market conditions and the high inventory costs in January and February, with only one month representing the results expected for the coming months, i.e., March, which was marked by a return to full capacity, signs of recovery in the domestic market and the normalization of inventory levels.

3.5 Net Financial Result

The net financial result in 1Q09 was a net financial expense of R$209 million, which compares with an expense of R$2.2 billion in 4Q08. This variation was due to the fact that 4Q08 was impacted by the 22.1% depreciation in the Brazilian real against the U.S. dollar compared with an 1% appreciation in 1Q09. Since Braskem holds exposure to the U.S. dollar (in other words, more dollar-pegged liabilities than dollar-pegged assets), any shift in the path of the exchange rate has an accounting impact on the financial result. This net exposure is composed of: 72% of debt and approximately 79% of suppliers, which is partially offset by 30% of accounts receivable and 39% of cash. Given its heavily dollarized operational cash flow, the Company considers this exposure adequate.

In comparison with 1Q08, the net financial result in the quarter remained at a similar level.

Excluding the effects from foreign exchange variation and monetary restatement, the net financial result in the quarter was an expense of R$242 million, down R$52 million in relation to 4Q08. The reduction in the quarter was composed of the increase in interest income from both financial investments and accounts receivable from clients.

Compared with 1Q08, and excluding the effects from foreign exchange and monetary variation, the net financial result in the quarter increased by R$50 million, mainly due to the gross debt increase in the period.

The table below shows the composition of the net financial result of Braskem consolidated on a quarterly basis.

(R$ Million)
	1Q09	4Q08	1Q08
Financial Expenses	(243)	(2,343)	(224)
Interest expenses	(185)	(186)	(124)
Monetary Variation	(50)	(74)	(37)
Foreign Exchange Variation	112	(1,944)	44
CPMF/IOF/Income Tax/Banking Expenses	(12)	(14)	(14)
Net interest on Fiscal Provisions	(19)	(26)	(25)
Others	(90)	(99)	(68)
Financial Revenue	35	100	5
Interest	61	24	34
Monetary Variation	28	7	9
Foreign Exchange Variation	(56)	63	(43)
Net interest on Fiscal Credits	0	1	3
Others	2	5	2

Net Financial Result	(209)	(2,243)	(219)

(R$ Million)
	1Q09	4Q08	1Q08

Net Financial Result	(209)	(2,243)	(219)

Foreign Exchange Variation (F/X)	56	(1,882)	1
Monetary Variation (MV)	(22)	(67)	(29)

Financial Result excluding F/X and MV	(242)	(294)	(192)

It is important to bear in mind that this negative foreign exchange impact does not have a direct cash impact in the near term. The amount represents the foreign exchange impacts, especially those on the company’s debt, that will be disbursed as the debt matures, which has an average term of 10.5 years. In view of the profile of Braskem’s cash generation, which is pegged to the U.S. dollar, a stronger Brazilian real, despite its negative accounting effect, has a net positive impact on the Company’s cash flow in the medium term, as the positive effects on cash flow surpass the negative effects on debt.

With the objective of protecting its cash flow and reducing volatility in the financing of its working capital and investment programs, Braskem adopts market and credit risk management procedures that are aligned with its Financial Management Policy and Risk Management Policy. In March 2009, the company held two derivative transactions for hedging purposes and with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities protected. Therefore, in a given scenario, any negative or positive adjustments in derivative positions will be offset by positive or negative adjustments in the protected assets and liabilities.

3.7 Net Income

In 1Q09, Braskem registered net income of R$10 million, which represents an increase of R$2.1 billion from the net loss posted in 4Q08, which was impacted by the net financial expenses generated by the Brazilian real depreciation in that quarter.

In relation to 1Q08, net income declined by R$70 million, primarily due to lower operating margins in 1Q09.

3.8 Free Cash Flow

Operating cash flow in 1Q09 was R$124 million, compared with R$2,023 million in the previous quarter, representing a reduction of R$1,899 million. In addition to the lower operating income in the quarter, this variation is also explained by the contribution from operations to optimize working capital in 4Q08, when there was a positive contribution of R$1.4 billion. In 1Q09, working capital needs amounted to R$186 million and were chiefly composed of: (i) the negative variation of R$372 million in accounts receivable, which was impacted by the higher concentration of sales in March and by the lower volume of prepayment of receivables in relation to 4Q08; (ii) the R$502 million reduction in the supplier line; which was partially offset by (iii) the normalization of inventory levels, which contributed with R$687 million.

R$ million	1Q09	4Q08	1Q08

Operating Cash Flow	124	2,023	(277)
Interest Paid	(174)	(237)	(132)
Income Tax and Social Contribution	(3)	(25)	(22)
Investment Activities	(123)	(282)	(901)
Interest Paid and capitalized *	(14)	(20)	(17)
Free Cash Flow (FCF)	(190)	1,459	(1,349)

* Interest paid and capitalized is recorded in the cash flow statement under the investment activities line.

Investment activities in 1Q09 include expenditures related to the scheduled stoppage, as well as investments in projects that assure returns above their cost of capital. In 1Q08, disbursements included the last installment for the acquisition of the petrochemical assets of the Ipiranga Group of R$638 million, as well as the last installment of the payment for Politeno of R$247 million.

Braskem is following a very conservative investment policy, concentrating on priority investments that offer high returns. Therefore, during 2009, this item should remain at much lower levels than in previous years.

3.9 - Capital Structure and Liquidity

On March 31, 2009, Braskem’s gross debt stood at US$5.2 billion, 2% higher than at December 31, 2008, basically due to the R$600 million loan contracted from Caixa Econômica Federal, which was partially offset by the amortizations of principal and interest in the period.

In 1Q09, the balance of cash and financial investments increased by 1% in relation to December 31, 2008, to US$1,283 million, primarily impacted by the strengthening of the company’s cash position with the R$600 million loan contracted from Caixa Econômica Federal, which was received in March.

As a result, on March 31, 2009, Braskem’s consolidated net debt stood at US$3,965 million, an increase of 3% from the level registered on December 31, 2008. In Brazilian real, net debt stood at R$9,181 million on March 31, 2009, an increase of 2% from the level registered on December 31, 2008.

With net debt remaining relatively stable and the reduction in 12-month trailing EBITDA, the company's financial leverage in Brazilian real, as measured by the ratio of Net Debt to EBITDA (12-month trailing), rose from 3.73x in 4Q08 to 4.00x in 1Q09.

In U.S. dollar, the Net Debt/EBITDA ratio went from 2.89x in 4Q08 to 3.31x at the close of March.

The average debt term fell to 10.5 years at the close of March 2009, following the disbursement of the R$600 million, 4-year loan from Caixa Econômica Federal.

At the end of March 2009, the percentage of debt pegged to the U.S. dollar was 72%, down from 74% at the close of 4Q08. The following charts show Braskem’s gross debt by category and index.

The chart below shows the company’s consolidated amortization schedule as of March 31, 2009.

In 1Q09, Braskem maintained a very high level of liquidity, holding a cash balance of R$3 billion. And even in a quarter with below-normal cash generation, Braskem was able to reduce the maturities expected for 2009, with R$1.7 billion in amortizations expected in the year, compared with a cash balance of R$3 billion on March 31, 2009.

4. CAPITAL EXPENDITURE:

In line with its commitment to capital discipline and making investments with returns above their cost of capital, Braskem reduced its investments by 49% in relation to 1Q08, making total operational investments of R$123 million in 1Q09 (excluding capitalized interest). These resources were invested primarily in operational areas and in health, safety and environmental areas, benefiting all of the company’s business units. This amount was substantially lower than in 1Q08, due to the lower investments in equipment replacement, scheduled stoppages and productivity, given that no major stoppages are scheduled for 2009, unlike in 2008.

The Company spent R$31 million on scheduled maintenance stoppages, following with its objective of maintaining its plants operating at high levels of reliability. This year, a scheduled maintenance stoppage was implemented to replace the turbine and boiler at the Triunfo basic petrochemicals plant, and a 23-day stoppage was carried out at the PVC plant in Alagoas.

5. OUTLOOK:

The global macroeconomic scenario continues to bring high levels of uncertainty regarding the duration of the current economic crisis. However, consensus points to stronger recessions in industrialized economies, namely the United States, the European Community and mainly Japan. In contrast, emerging markets are tending to record some consumption growth, albeit modest. Braskem revisited its estimates for Brazilian GDP growth to close to zero in 2009.

The first quarter of 2009 remained challenging for the global petrochemical industry, and this situation should persist throughout the first half of 2009. In addition to the uncertainties regarding global demand, margins may also be pressured by the entry of new supply in the Middle East and Asia, even after considering the production stoppages and plant closures in Europe and the United States. The contraction cycle in the economy, combined with the down cycle in the petrochemical industry, should present opportunities for industry consolidation and for rearranging the competitive matrix for raw materials. But if Asia demand recovery is not sustainable prices could come down in the second half bringing volatility to the expected demand.

Despite the contraction observed in the first quarter of 2009, this year Braskem expects, especially as of July, growth of approximately 3% in domestic resin sales volume. Sectors more related to consumption, such as packaging for food products, have historically not accompanied economic downturns as observed in Brazil in 1Q09. Moreover, the intense destocking trend in the domestic market in the last quarter of 2008 led to distortions in annual growth rates for the industry. The return to more normalized inventory levels in the chain should lead to an additional increase in sales volume in 2009. Other factors that could benefit the Company are: (i) government incentives for certain sectors of the economy that directly affect the production chain, such as the automotive, durable goods and construction sectors, through the program recently launched by the government to support the construction of up to one million homes for low-income families; and (ii) the reduction in imports of resins and manufactured products to levels below those seen in the second half of 2008, given the higher competitiveness of domestic products due to the depreciation in the Brazilian real, as well as the uncertainty generated by the high volatility in the exchange rate since September 2008, and the lower supply in the United States.

In this context, the company remains focused on preserving its operational profitability over the petrochemical cycle while strengthening its long-term relationships with clients to maximize the competitiveness of Brazil's petrochemical chain.

Disbursements for the operational investments planned for 2009 should remain under R$900 million, and could even be postponed over the course of the year. These investments include capacity expansions, new projects and scheduled stoppages. Braskem is concentrating its resources on priority projects that offer high returns, own financing and rapid payback, maintaining a solid financial position and capital discipline during these times of global turbulence. Furthermore, Braskem remains committed to increase its competitiveness, substantially reducing production costs and administrative expenses, as can already be seen in this quarter’s figures.

On the strategic front, Braskem is focused on increasing its competitiveness and imparting greater flexibility to its energy matrix by gaining access to raw materials at competitive terms, as well as on installing its green polymer plant based on renewable feedstock as well as on opportunities for acquisitions or partnerships that enhance its financial health.

The PP project in Venezuela under the joint venture with Propilsur is currently focusing on structuring the respective project finance in collaboration with export credit agencies, development banks and private banks. During 1Q09, the JV initiated negotiations with BNDES Exim for Brazilian equipment and services related to the project. The due diligence for the financial partners to thoroughly analyze the project should happen in the following months. The approval of the financing package is a fundamental prerequisite for presenting the project to the Board of Directors of Braskem and Pequiven and for making a financial decision on this investment, which is expected in second-half 2009.

In the same region, the PE project related to the Polimerica joint venture advanced with the signing, in December 2008, of the licensing agreements with two of the principal technology suppliers in the international market: Basell (for low-density polyethylene) and Ineos (for high-density polyethylene and linear low-density polyethylene), beginning the Process Design Package. After this phase, the focus will be on defining and contracting the company responsible for the cracker project aiming at evaluate its economic feasibility and defining its financing structure.

Investments on these two projects are estimated at R$ 3.0 billion, but are still under analysis.

In May 2008, Braskem, Petrobras and Petróleos del Perú – PetroPerú S.A. signed an agreement to assess the technical and economic feasibility of installing an integrated project for the production of 700 kt to 1.2 million tons of polyethylene, using the natural gas available in Peru as feedstock. The implementation of this project could give Braskem a position in the largest integrated complex on the Pacific coast, which is fully aligned with the company's strategy of expanding its operations internationally and consolidating the region. Braskem is expected to conclude the initial phase of the project’s technical and economic feasibility study during 2009.

In the area of renewable raw materials, 2009 marks the start of construction of the Green PE plant, which was approved by the Board of Directors last December. This is a strategic project to create value by producing polymers made from sugarcane ethanol, and represents an important development for the sustainability of the petrochemical industry. Braskem has already concluded the conceptual and basic-design phase, and in January 2009 began the detailing and construction phase, with the plant’s cornerstone laid in April 2009. Also in 2009, Braskem expects to finalize the long-term commercial agreements.

Braskem’s management remains confident and committed to making Braskem a leading global petrochemical company. The path of sustainable growth with value creation is reinforced during moments of crisis and lows in the economic cycle, with a focus on the opportunities. Brazil has shown that it is one of the countries best positioned in terms of comparative competitiveness, strong economic fundamentals and financial solidity to face the global economic crisis. Braskem has solid shareholders with a long-term outlook that are committed to the development of the petrochemical production chain in the region. Relationships with clients become stronger during times of crisis. And Braskem's leadership will act proactively and strategically to pursue the best opportunities in the areas of operational efficiency, productivity and alliances to maximize the company’s results and value.

6. EXHIBITS LIST

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and the third-largest Brazilian industrial company owned by the private sector. The company operates 19 industrial plants across Brazil and has annual production capacity of 11 million tons of chemical and petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I
Consolidated Income Statement
(R$ million)

	1Q09 (A)	4Q08 (B)	1Q08 (C)	Change	Change
Income Statement				(%)	(%)
				(A)/(B)	(A)/(C)

Gross revenue	4,027	5,459	5,629	(26)	(28)
Net revenue	3,155	4,132	4,401	(24)	(28)
Cost of goods sold	(2,769)	(3,433)	(3,733)	(19)	(26)
Gross profit	385	699	668	(45)	(42)
Selling expenses	(121)	(147)	(93)	(18)	29
General and Administrative expenses	(110)	(162)	(167)	(32)	(34)
Depreciation and amortization [1]	(22)	(116)	(140)	(81)	(84)
Other operating income (expenses) [2]	117	32	24	270	396
Investments in Associated Companies	(8)	(2)	(14)	269	(43)
.Equity Result	(2)	(2)	(0)	39	656
.Amortization of goodwill/negative goodwill [3]	(5)	(0)	(13)	1,175	(59)
Operating profit before financial result	242	304	278	(20)	(13)
Net financial result	(209)	(2,243)	(219)	(91)	(5)
Operating profit (loss)	33	(1,939)	58	-	(43)
Other non-operating revenue (expenses)	(1)	(214)	113	(100)	-
Profit (loss) before income tax and social contribution	33	(2,153)	171	-	(81)
Income tax / social contribution	(23)	12	(47)	-	(52)
Profit Sharing	-	-	(6)	-	-
Profit (loss) before minority interest	10	(2,140)	117	-	(92)
Minority Interest	-	(0)	(37)	-	-
Net profit / Loss	10	(2,140)	80	-	(88)

Earnings (loss) per share (EPS)	0.02	(4.22)	0.19	-	(90)
Earnings (loss) per share ex-amortization of goodwill	0.09	(3.93)	0.47	-	(82)

EBITDA	458	565	601	(19)	(24)
EBITDA Margin	14.5%	13.7%	13.7%	0.8 p.p.	0.9 p.p.
-Depreciacion and Amortization	208	259	310	(20)	(33)
. Cost	186	143	170	30	10
. Expense	22	116	140	(81)	(84)

1 In accordance with Law 11,638, the goodwill based on “future profitability” is no longer amortized, with the respective recoverable amounts tested on an annual basis.
2 Figures for 1Q09 include the non-recurring impact of R$97 million related to the favorable decisions for the lawsuits involving PIS and COFINS taxes that questioned the constitutionality of Law 9,718.
3 Includes amortization of goodwill related to the capital injection of R$5 million at Refinaria Ipiranga.

EXHIBIT II
Consolidated Balance Sheet
(R$ million)

ASSETS	03/31/2009	12/31/2008	Change
	(A)	(B)	(%)
Current Assets	7,294	7,752	(6)
. Cash and Cash Equivalents	2,960	2,949	0
. Accounts Receivable	1,372	996	38
. Inventories	2,262	2,948	(23)
. Recoverable Taxes	416	611	(32)
. Dividends/Interest on Owners' Equity	0	0	-
. Advances to Suppliers	78	66	18
. Others	205	183	12
Long-Term Assets	2,413	2,148	12
. Related Parties	47	46	3
. Compulsory Deposits and Escrow accounts	122	120	1
. Deferred income tax and social contribution	636	654	(3)
. Recoverable Taxes	1,461	1,202	22
. Others	147	125	17
Fixed Assets	12,703	12,802	(1)
.Investments	37	37	(0)
.Plant, property and equipment	12,564	12,657	(1)
.Deferred	102	108	(5)

Total Assets	22,409	22,702	(1)

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2009	12/31/2008	Change
	(A)	(B)	(%)
Current	6,975	7,574	(8)
. Suppliers	4,410	4,907	(10)
. Short-term financing	2,026	2,146	(6)
. Salaries and social charges	214	218	(2)
. Dividends/Interest on Owners' Equity	7	7	2
. Income Tax Payable	0	0	(100)
. Receivable Taxes	102	106	(4)
. Advances from Clients	90	49	83
. Others	128	141	(9)
Long-Term Liabilities	11,751	11,448	3
. Long-term financing	10,125	9,840	3
. Hedge Transactions	114	109	4
. Taxes Payable	1,264	1,255	1
. Others	248	245	1
Shareholders' Equity	3,683	3,680	0
. Capital	5,376	5,376	0
. Capital Reserves	408	457	(11)
. Profit reserve	0	519	(100)
. Adjustment of Asset Evaluation (Law 11.638/07)	(109)	(102)	7
. Retained Earnings (Losses)	(1,992)	(2,571)	(23)

Total Liabilities and Shareholders' Equity	22,409	22,702	(1)

EXHIBIT III
Cash Flow Statement
(R$ million)

Cash Flow	1Q09	4Q08	1Q08
Net Income (Loss) for the Period	10	(2,140)	80
Expenses (Revenues) not affecting Cash	300	2,796	132
Depreciation and Amortization	208	259	310
Equity Result	7	(14)	14
Interest, Monetary and Exchange Restatement, Net	156	2,311	90
Minority Interest	0	0	37
Others	(72)	239	(318)
Adjusted Profit (loss) before cash financial effects	309	655	212
Asset and Liabilities Variation, Current and Long Term	(186)	1,368	(489)
Asset Reductions (Additions)	275	387	(424)

Marketable Securities	(0)	(135)	29
Account Payable	(372)	855	133
Recoverable Taxes	24	146	(129)
Inventories	687	(217)	(435)
Advances Expenses	(12)	(47)	14
Dividends Received	0	3	4
Other Account Receivables	(52)	(219)	(40)
Liabilities Additions (Reductions)	(461)	980	(65)

Suppliers	(502)	1,066	(121)
Advances to Clients	41	14	15
Fiscal Incentives	(5)	6	(1)
Taxes and Contributions	12	(66)	38
Others	(6)	(40)	4
Operating cash flow	124	2,023	(277)
Interest Paid	(174)	(237)	(132)
Income Tax and Social Contribution	(3)	(25)	(22)
Accounting cash generation	(53)	1,761	(430)
Investment Activities	(136)	(302)	(918)
Fixed Assets Sale	2	0	251
Investment	(5)	10	(622)
Fixed Assets	(131)	(313)	(257)
Deferred Assets	0	(20)	(18)
Intangible assets	(2)	21	(272)
Financing Activities	211	(690)	1,032
Inflows	1,029	882	2,208
Amortization and Paid Interest	(823)	(1,530)	(1,177)
Share Buy-Back	-	(26)	-
Others	5	(17)	1

Cash and Cash Equivalents Increase (Reduction)	21	769	(316)
Cash and Cash Equivalents at the beginning of period	2,612	1,843	1,890
Cash and Cash Equivalents at the end of period	2,633	2,612	1,574

EXHIBIT IV
Consolidated Production Volume

PRODUCTION

tons	1Q08	2Q08	3Q08	4Q08	1Q09

Polymers Unity
. PE´s - Polyethylene	397,486	330,686	425,151	294,202	332,920
. PP - Polypropylene	175,991	163,432	210,572	181,511	178,877
. PVC - Polyvinyl Chloride	130,023	129,916	139,518	122,984	99,103
. Caustic Soda	120,228	113,838	125,855	119,713	116,374
. EDC	26,762	15,795	41,822	16,346	40,103
. Chlorine	15,047	12,907	14,849	14,304	28,260

Basic Petrochemicals Unit
. Ethylene	586,278	461,410	605,771	463,465	454,369
. Propylene	288,473	224,645	307,622	211,636	216,137
. Benzene	173,943	137,215	171,782	145,730	129,037
. Butadiene	63,147	48,361	68,653	50,639	36,311
. Toluene	7,000	12,007	7,190	3,597	25,335
. Fuel	171,437	130,149	146,677	141,682	116,052
. Para-xylene	32,132	24,263	37,742	35,094	37,349
. Ortho-xylene	15,891	10,134	17,755	13,626	12,053
. Isoprene	5,176	4,487	4,758	4,483	2,743
. Butene 1	22,961	20,747	22,481	16,625	15,201
. MTBE	30,689	25,336	32,599	24,184	23,794
. ETBE	40,814	30,056	42,947	31,803	23,855
. Mixed Xylene	22,934	16,303	20,884	19,926	16,270
. Caprolactam	11,871	11,372	10,658	3,194	1,247

 EXHIBIT V
Consolidated Sales Volume
Domestic Market

DOMESTIC MARKET - Sales Volume

tons	1Q08	2Q08	3Q08	4Q08	1Q09

Polymers Unity
. PE´s - Polyethylene	241,893	291,307	247,822	204,195	212,986
. PP - Polypropylene	148,452	182,065	172,316	140,038	135,002
. PVC - Polyvinyl Chloride	115,780	124,352	141,888	114,247	76,997
. PET	9,851	10,418	11,624	11,997	11,745
. Caustic Soda	107,999	124,947	116,908	111,861	96,027
. EDC	15,084	12,093	7,044	-	-
. Chlorine	14,800	13,139	14,879	15,015	12,636

Basic Petrochemicals Unit
. Ethylene	106,395	83,064	109,164	88,161	80,388
. Propylene	96,757	92,598	102,968	57,241	78,764
. Benzene	57,595	67,534	63,553	50,730	74,780
. Butadiene	55,641	45,075	55,395	47,534	13,583
. Toluene	9,371	10,629	10,583	6,004	16,092
. Fuel	134,747	125,790	112,931	129,237	105,435
. Para-xylene	-	-	-	-	-
. Ortho-xylene	16,985	10,891	16,984	11,429	13,913
. Isoprene	2,949	2,166	3,278	2,970	1,611
. Butene 1	6,813	5,404	7,229	392	2,253
. MTBE	33	11	33	49	-
. ETBE	23	-	-	-	-
. Mixed Xylene	13,354	11,313	10,213	12,133	10,422
. Caprolactam	3,870	4,508	4,919	3,104	2,788

 EXHIBIT VI
Consolidated Sales Volume
Export Market

EXPORT MARKET - Sales Volume

tons	1Q08	2Q08	3Q08	4Q08	1Q09

Polymers Unity
. PE´s - Polyethylene	94,247	87,048	115,212	85,335	158,399
. PP - Polypropylene	22,684	16,912	30,328	29,471	67,924
. PVC - Polyvinyl Chloride	5,642	5,217	5,466	2,150	25,813
. PET	-	2,775	725	-	275
. Caustic Soda	-	-	-	19,443	-
. EDC	10,059	-	37,153	12,601	38,601
. Chlorine	-	-	-	-	-

Basic Petrochemicals Unit
. Ethylene	-	-	-	-	-
. Propylene	-	-	-	21,632	16,895
. Benzene	82,109	64,144	88,044	80,288	57,585
. Butadiene	9,017	5,922	7,577	4,515	20,292
. Toluene	-	-	4,199	-	13,364
. Fuel	16,829	16,586	30,927	15,367	6,989
. Para-xylene	31,017	24,699	36,339	39,280	36,101
. Ortho-xylene	-	-	-	-	-
. Isoprene	1,680	3,346	1,607	1,628	840
. Butene 1	5,384	13,404	7,544	10,272	5,920
. MTBE	26,312	27,667	23,919	23,886	18,691
. ETBE	33,263	35,332	28,389	44,050	23,223
. Mixed Xylene	3,219	3,028	9,302	6,796	4,883
. Caprolactam	7,429	8,207	4,573	48	72

  EXHIBIT VII
Consolidated Net Revenue

DOMESTIC MARKET - Net Revenue

Million of R$	1Q08	2Q08	3Q08	4Q08	1Q09

Polymers Unity
. PE / PP / PVC	1,738	1,944	1,982	1,595	1,196
. Others	146	167	189	235	207

Basic Petrochemicals Unit
. Ethylene / Propylene	485	437	564	403	246
. BTX	156	181	193	139	109
. Others	690	609	625	562	318

Condensate Resale	210	161	-	93	206
Ipiranga Química	93	108	122	148	100

Total	3,518	3,606	3,674	3,175	2,381

EXPORT MARKET - Net Revenue

Million of R$	1Q08	2Q08	3Q08	4Q08	1Q09

Polymers Unity
. PE / PP / PVC	358	317	475	325	485
. Others	6	7	24	25	9

Basic Petrochemicals Unit
. Ethylene / Propylene	0	-	-	20	16
. BTX	207	177	276	144	112
. Others	306	363	368	326	84

Condensate Resale	-	-	132	59	67
Ipiranga Química	7	7	0	59	-

Total	884	871	1,276	957	773

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 06, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.